Exhibit 10.3

November 3, 2014

Elisa Steele

c/o Jive Software, Inc.

325 Lytton Street

Palo Alto, CA 94301

Re: Revised Employment Terms

Dear Elisa,

Jive Software, Inc. (the “Company”) is pleased to offer you the position of President and member of the Office of the Chief Executive Officer on the terms and conditions set forth below, and effective as of November 10, 2014 (the “Effective Date”).

Your base compensation will be $41,166.67 per month, which is equal to $500,000 annually, less payroll deductions and all required withholdings. Your base salary will be paid semi-monthly in accordance with the Company’s normal payroll practices. In addition, you will be eligible for a target bonus of $375,000 per year; for an annual target cash compensation opportunity of $875,000. For the current fiscal year, your target bonus opportunity will be prorated based on the number of days during the fiscal year in which you are employed as President and member of the Office of the Chief Executive Officer. You shall remain eligible for a prorated portion of the annual bonus applicable for the portion of the year during which you served as an Executive Vice President of the Company. Your bonus will be paid according to the terms and conditions of our executive bonus plan pursuant to metrics established by the Compensation Committee of our Board of Directors (the “Compensation Committee”).

You will continue to be eligible for the standard Company benefits, which currently includes the following: medical insurance, dental insurance, life insurance, FlexTime, 401(k), and paid holidays. The standard Company benefits offerings may, at the Company’s discretion, be changed from time to time.

You will continue to be eligible for the severance and change of control benefits under the Change of Control and Retention Agreement by and between you and the Company dated January 2, 2014 (the “Retention Agreement”). However, the modifications to the Retention Agreement set forth on Appendix A attached hereto will apply.

In your new role, all of your responsibilities and actions will at all times be subject to the appropriate approval of the Board of Directors of the Company (the “Board”), and you will be reporting directly to the Board.

You will continue to adhere to the terms and conditions of the Employee Proprietary Information and Inventions Agreement that you signed when your employment with the Company began. As a Company employee, you will continue to be expected to abide by Company rules and policies, which may be modified from time to time with notice at the Company’s discretion.

You will be employed as an “at-will employee” of the Company, which means that you or the Company may terminate your employment at any time for any reason or no reason, with or without cause, and with or without advance notice. This at-will employment arrangement cannot be modified in any way except by a writing signed by you and the Chairman of the Compensation Committee.

This letter agreement, along with the Employee Proprietary Information and Inventions Agreement, the Company equity plan and agreements governing your existing Company equity awards, and the Retention Agreement (as modified by Appendix A), set forth the terms of your employment with the Company and supersede any prior representations or agreements, whether written or oral, including the offer letter by and between you and the Company dated December 20, 2013.

Jive Software | 325 Lytton Ave Suite 200, Palo Alto, CA 94301

o. 1.650.319.1920 | f. 1.650.319.0796 | www.jivesoftware.com

Please sign and date this letter below.

We are grateful for your contributions to the Company thus far, and look forward to a productive working relationship with you going forward.

Sincerely,

/s/ Charles J. Robel
Charles J. Robel Lead Independent Director of Jive Software, Inc.

Accepted:

/s/ Elisa Steele
Elisa Steele

Date: 11/3/14

Appendix A

The following modifications to the Change of Control and Retention Agreement by and between you and Jive Software, Inc. (the “Company”) dated January 2, 2014 (the “Retention Agreement”) will apply effective November 10, 2014 (the “Effective Date”). The modifications described herein are conditioned on you signing and not revoking the revised offer letter to which this appendix is attached. Capitalized terms below will have the meanings ascribed to them under the Retention Agreement, except as otherwise defined in this appendix. The Retention Agreement will remain in full force and effect except as modified by this appendix.

1. Involuntary Termination other than for Cause or Resignation for Good reason OTHER THAN During the Change of Control Period. Section 3(b) of the Retention Agreement is amended to replace subsections (i) and (ii) and add subsections (iii) and (iv) as follows:

“(i) Severance Payment. Employee shall receive a lump-sum severance payment (less applicable tax withholding) equal to twelve (12) months of the Employee’s Base Salary.

(ii) Additional Severance Payment. If the Employee is covered by the Company health care plan, then the Employee shall receive a lump sum cash payment equal to twelve (12) multiplied by the cost of a single month of COBRA coverage at the rates in effect on the date of termination. If such coverage included the Employee’s dependents immediately prior to the Employee’s termination of employment with the Company, such payment shall also include the cost of COBRA coverage for the Employee’s dependents.

(iii) Bonus Severance Payment. Employee shall receive a lump-sum severance payment (less applicable tax withholding) equal to the greater of: (i) the Employee’s annual target bonus for the fiscal year in which the date of Employee’s termination occurs or (ii) the actual bonus that the Employee would earn under the Company’s executive bonus plan in effect in the fiscal year in which the date of Employee’s termination occurs based on the Company’s achievement against the metrics established under the plan and assuming that any individual goals for Employee are achieved at target levels. Notwithstanding any other provision to the contrary, the payment in this paragraph will be made in the year following the year in which the Employee’s date of termination occurs at the same time as bonus payments are made to the Company’s other senior executive officers, subject to any delay as may be required pursuant to Section 409A (as defined below).

(iv) Equity Awards. With respect to the Employee’s Equity Awards (as defined below), the Employee shall immediately vest in the number of shares subject to each Equity Award that otherwise would vest during the twelve (12)-month period immediately following the date of termination under the Equity Award’s vesting schedule had the Employee continued to be employed with the Company through the end of such twelve (12)-month period.”

2. Non-Change of Control Period Good Reason Definition. Section 5(g) of the Retention Agreement is amended to replace subsection (iii) as follows:

“(iii) a material reduction in the Employee’s title; it being understood that the hiring of a chief executive officer of the Company shall constitute grounds for the Employee to resign for Good Reason, provided that Employee shall have six (6) months (in lieu of the ninety (90)-day period set forth below) to provide the Company with written notice that Employee intends to resign for Good Reason on account of the hiring of a chief executive officer of the Company;”